UBS Securities LLC 299 Park Avenue New York, NY 10171 www.ubs.com

                                                     October 16, 2007

Ms. Karen J. Garnett

Mr. Michael McTiernan

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Registration Statement on Form S-l1 (File No. 333-145294)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 30,500,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on October 18, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 5, 2007, through the date hereof:

Preliminary Prospectus dated October 5, 2007:

3,539 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.

UBS SECURITIES LLC

As Representatives of the several Underwriters

By:	UBS SECURITIES LLC	By:	UBS SECURITIES LLC

By:	/s/ Sumit Roy	By:	/s/ Damian Taylor

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.